STRUCTURED INVESTMENTS

Leverage Performance: PLUS SM	Free Writing Prospectus Registration Statement No. 333-131266 Dated October 2, 2007 Filed Pursuant to Rule 433

INTRODUCTION TO PLUS

BULL PLUS

BUFFERED PLUS

BEAR PLUS

WHO SHOULD CONSIDER INVESTING IN PLUS?

SELECTED RISK CONSIDERATIONS

Introduction to PLUS

Performance Leveraged Upside SecuritiesSM (PLUS)
is a Leverage Performance strategy that can be used to
build better diversified portfolios.

Using PLUS as an enhanced alternative to
passive investments such as ETF’s or Index Funds
PLUS offers investors an opportunity to enhance portfolio returns without increasing overall risk relative to a direct investment in the underlying investments. In exchange for leverage within a range of performance, most
PLUS returns are capped at maturity. Similar to traditional investments,
PLUS have one-for-one downside exposure.

Using PLUS as a portfolio allocation tool
To assist in portfolio allocation, Morgan Stanley regularly offers PLUS tied to the performance of major benchmark indices such as the S&P 500, Dow Jones
Industrial Average, NASDAQ 100 and MSCI EAFE, as well as more tactical
PLUS related to current market themes.

Key Features
• LEVERAGED UPSIDE EXPOSURE within a range of price performance
• SIMILAR DOWNSIDE RISK to owning an investment directly with one-for-one downside exposure
• Most PLUS have maturities of approximately 13–15 MONTHS

Investing in PLUS involves risks. See “Selected Risk Considerations.”
Asset Allocation does not assure a profit or protect against loss in declining financial markets.

Bull PLUS

Enhanced upside exposure subject to a maximum return at maturity, full downside risk
For investors who believe markets will appreciate in the near term, Bull PLUS pay double or triple the market return up to a cap at maturity. In moderately bullish markets, the leverage feature can generate outperformance relative to a direct investment.

For more cautious investors, the leverage factor means fewer dollars may be allocated to an underlying strategy to drive comparable upside returns subject to the cap at maturity — freeing up assets for other investments. This approach may reduce overall losses if the underlier depreciates at maturity.

Similar to traditional investments, Bull PLUS do not provide protection against a market decline.

SAMPLE TERMS

	UNDERLIER	XYZ
	MATURITY	13 Months
	UPSIDE LEVERAGE	200%
	MAXIMUM PAYMENT AT MATURITY	116%
	DOWNSIDE RISK	100%
	This example is for hypothetical purposes only.

BULL PLUS SAMPLE RETURNS AT MATURITY

Investors can use Bull PLUS to complement existing long market exposure.
For example, an investor may choose to replace 20% of an allocation in a broad market index with a PLUS based on the same index. This strategy enables an investor to enhance overall portfolio performance in moderately bullish markets without increasing overall portfolio risk.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

Buffered PLUS

Enhanced upside exposure subject to a maximum return at maturity, limited protection against downside risk	Investors who are not comfortable retaining full downside exposure may choose Buffered PLUS.

Typically offered on more volatile underliers such as emerging markets or energy assets, Buffered PLUS provide limited protection against a loss at maturity and enhanced upside exposure subject to a maximum return at maturity. In exchange for protection against a modest decline at maturity, Buffered PLUS tend to have lower caps when compared to Bull PLUS.

HOW BUFFERED PROTECTION WORKS

If the underlier has declined at maturity, as long as it has not declined by more than the Buffer Level (usually 10–20% below the underlier’s initial level), the Buffered PLUS will redeem for par. However, if the underlier closes below the Buffer Level, the investment will return par minus any decline below the Buffer Level. For example, if the Buffer Level is set 15% below the underlier’s initial price and at maturity the underlier has declined by 20%, the Buffered PLUS will redeem for a 5% loss (or 95% of the initial invested amount).

SAMPLE TERMS

UNDERLIER	XYZ
MATURITY	13 Months
UPSIDE LEVERAGE	200%
MAXIMUM PAYMENT AT MATURITY	114%
BUFFER LEVEL	15%
This example is for hypothetical purposes only.

BUFFERED PLUS SAMPLE RETURNS AT MATURITY

Buffered PLUS can be used by investors who are moderately bullish and wish to complement a long position with a more defensive strategy.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

Bear PLUS

Leveraged inverse exposure subject to a maximum return at maturity, but only very limited downside protection
Bear PLUS are designed to generate positive returns in a declining market.

Traditional “short” strategies can be risky and may be difficult for individual investors to implement. Because of their leverage feature and cap on principal loss at maturity, Bear PLUS can be an effective way for investors to execute a bear market view or to hedge a portfolio.

Bear PLUS typically pay a return equal to up to four times any market decline subject to a maximum return at maturity. If the underlier appreciates at maturity, Bear PLUS will redeem for a loss. Unlike a traditional short position, where potential loss is unlimited, Bear PLUS loss can be limited to a percentage of the invested amount, 80% for example. An investor in Bear PLUS is not required to post any collateral that might be required to invest in a traditional short strategy.

SAMPLE TERMS

	UNDERLIER	XYZ
	MATURITY	13 Months
	DOWNSIDE LEVERAGE	400%
	MAXIMUM PAYMENT AT MATURITY	132%
	MAXIMUM LOSS AT MATURITY	80%
	This example is for hypothetical purposes only.

BEAR PLUS SAMPLE RETURNS AT MATURITY

Because of the Bear PLUS’s high leverage factor, a small allocation could benefit an investor’s portfolio if markets decline.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

Who Should Consider
Investing in PLUS?

While investors’ risk tolerance and market views vary, PLUS may provide an opportunity to improve the risk and return profile of a traditional investment portfolio.

A market leader in equity, currency, fixed income and commodity markets,
Morgan Stanley is well-positioned to deliver innovative solutions to help meet our clients’ specific investment needs. We continue to extend our range of
Structured Investment offerings beyond traditional asset classes, and today our product platform includes Structured Investments that cover many segments of the financial markets, giving you the opportunity to build a well-diversified financial portfolio.

Your Financial Advisor can help you determine how PLUS might work best in your portfolio, based on your unique investment goals, time horizon and risk preferences.

For more information on PLUS or other Morgan Stanley Structured
Investments offerings, please contact your Financial Advisor.

Selected Risk Considerations

PLUS GENERALLY DO NOT PAY INTEREST OR GUARANTEE RETURN OF PRINCIPAL
The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay you interest or guarantee payment of the principal amount at maturity. If the value of the underlying index at maturity has declined over the term of a Bull PLUS or appreciated over the term of a Bear PLUS, investors will receive an amount of cash with a value less than the principal amount of the PLUS.

YOUR APPRECIATION POTENTIAL IS LIMITED
The appreciation potential of the PLUS is generally limited by the maximum payment at maturity. Although the leverage factor provides increased exposure to any increase, in the case of a Bull PLUS, or decrease, in the case of a Bear PLUS, in the value of the underlying index at maturity, the payment at maturity will never exceed the maximum payment at maturity. The effect of the leverage factor will be progressively reduced as the value of the underlying index approaches a level that will result in a payment at maturity equal to the maximum payment at maturity.

AN INVESTMENT IN STRUCTURED INVESTMENTS INVOLVES RISKS. THESE RISKS CAN INCLUDE, BUT ARE NOT LIMITED TO:

•	Changes in the value of the underlying asset at any time	•	Limited liquidity
•	The volatility (frequency and magnitude of	•	Changes in the interest and yield rates in the market
	changes in value) of the underlying asset	•	Time remaining to maturity
•	Loss of principal	•	Issuer credit risk
•	Limits on participation in potential	•	Conflicts of interest
appreciation of the underlying asset

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES
Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

NO RIGHTS IN THE UNDERLYING ASSETS
Holder of the PLUS will have no rights associated with or interests in any underlying asset. Investors in PLUS do not have voting rights to receive dividends or other distributions with respect to the underlying investment.

Investing in Structured Investments is not equivalent to investing in the underlying instruments. Clients should carefully consider the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any Morgan Stanley Structured Investments.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“PLUS” is a service mark of Morgan Stanley.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.

“Dow Jones Industrial AverageSM,” “Dow JonesSM,” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use by Morgan Stanley.

“MSCI EAFE Index®” is a trademark of Morgan Stanley Capital International Inc. and has been licensed for use by Morgan Stanley.

The “NASDAQ®,” “NASDAQ-100®,” “Nasdaq Global MarketSM” and “NASDAQ-100 Index®” are trademarks or service marks of The Nasdaq Stock Market, Inc. and have been licensed for use by Morgan Stanley.

This material is not for distribution outside the United States of America.

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC.

© 2007 Morgan Stanley

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